Exhibit 99.1

NEWS RELEASE

Endeavour Silver Reviews 2013 Exploration Results and Plans for 2014,
Will Release 2013 Financial Results on March 10, 2014

Vancouver, Canada – February 4, 2014 - Endeavour Silver Corp. (TSX: EDR, NYSE: EXK) released today a review of the Company’s exploration results in 2013 and its exploration plans for 2014.

The Company’s exploration drilling programs in Mexico enjoyed continued success in 2013, highlighted by the discovery of two areas of high-grade, silver-gold vein mineralization at the Bolañitos and El Cubo mines respectively in Guanajuato State, and the extension of a thick, high-grade, silver-gold vein discovery within the Terronera vein on the San Sebastián property in Jalisco State.

This year, Endeavour’s focus will be on brownfields exploration around the three operating mines to replace reserves, expand resources and increase mine lives in the light of the current low precious metal prices.  The Company will also continue exploring the Terronera discovery at the San Sebastián property. Other green-fields exploration programs have been deferred until metal prices improve.

Luis Castro, Endeavour’s Vice President of Exploration, commented, “Last year, our talented exploration team once again delivered several exciting new silver-gold vein discoveries, notwithstanding a significant budget cut due to falling metal prices.  We spent US$13.2 million on exploration excluding capitalized property costs and drilled 61,987 metres (m) or 203,369 feet (ft) in 178 drill holes testing 13 exploration targets near our three operating mines plus four other exploration properties in 2013.

“This year, we plan to spend US$10.7 million on exploration, including 54,000 m of drilling in about 120 holes to test multiple brownfields exploration targets in addition to the underground mine exploration infill drilling programs and excluding capitalized property costs.  In December, 2013, we completed environmental studies and filed an application to permit the development of a new mine on the San Sebastián property.  In 2014 we plan to conduct further exploration, engineering and economic studies of this prospective new find.”

Bolañitos Mine

In 2013, Endeavour drilled 15,337 m in 51 holes at Bolañitos to discover high-grade, gold-silver vein mineralization in the historic La Luz, LL-Asuncion and Plateros veins.  Recent drilling highlights include 75 grams per tonne (gpt) silver and 4.08 gpt gold over 5.54 m true width (9.3 ounces per ton (opT) silver equivalent over 18.2 ft based on a silver: gold ratio of 60:1) within the La Luz vein in hole LZ17-2.

Each of the three new mineralized zones is about 200 m long by 100 m deep. The La Luz and Asuncion mineralized zones appear to lie along strike from each other about 900 m apart, suggesting that significant exploration potential remains to be tested in between them. Both mineralized zones are readily accessible for mining from nearby historic workings and underground development is now underway to provide access to these two areas via the operating Asuncion shaft.

In 2014, exploration will focus on drilling five high priority brownfields targets northwest and southeast of the mine at La Luz Norte, LL-Asuncion, Deep Daniela, La Joya Sur and Siglo XX.

El Cubo Mine

Endeavour drilled 18,450 m in 47 holes last year at El Cubo to discover new high-grade, gold-silver vein mineralization in the historic Villalpando, V-Asuncion and Dolores veins.  Recent drilling highlights include 294 gpt silver and 7.08 gpt gold over 4.38 m true width (21.0 opT silver equivalent over 14.4 ft based on a silver: gold ratio of 60:1) within the Villalpando vein in hole CAS-29.

Drilling at Dolores helped to extend and define the hanging-wall and footwall vein ore-bodies that are currently in production.  Drilling in the Villalpando and V-Asuncion veins, discovered in late 2012 and fast-tracked to production last year, successfully extended this newly discovered mineralized zone over 900 m in strike length, still open for expansion. Additional drilling highlights are shown in the table below:

Hole	From	True Width	Au	Ag
	(m)	(m)	(gpt)	(gpt)
CAS-22	232.90	1.91	1.75	142.9
	233.95	0.57	3.36	225.0
CAS-26	396.00	4.51	5.61	396.2
	400.30	0.33	12.40	759.0
CAS-28	432.75	2.27	1.19	130.6
	435.10	0.55	1.15	350.0
CAS-29	478.30	4.38	7.08	294.4
	482.20	0.33	51.70	2290.0
CAS-30	477.25	2.12	2.25	208.2
	477.25	0.30	4.03	348.0
CAS-31	505.80	3.98	1.84	192.0
	511.65	0.26	3.11	864.0
CAS-32	503.25	1.56	3.31	370.5
	503.80	0.49	6.56	730.0

In 2014, exploration will focus on drilling five high priority brownfields targets west and southeast of the mine at V-Asuncion, Villalpando Sur, San Nicolas, Cabrestantes and El Nayal.

Guanaceví Mine

In 2013, Endeavour drilled 9,910 m in 19 holes at Guanaceví to more fully delineate the previously discovered high-grade silver-gold mineralization over a 300 m by 300 m area in the Milache area along the Santa Cruz vein to the northwest of the Company’s Porvenir Cuatro mine.  Management is currently evaluating alternatives for underground development at Milache to commence in 2014 so that production can commence in 2015.

In 2014, exploration will focus on drilling one high priority target southeast of the mines at Santa Cruz Sur.

San Sebastián Property

Endeavour drilled 8,574 m in 30 holes at San Sebastián to infill and extend the recently discovered, thick, high-grade silver-gold mineralization in the Terronera vein over a 900 m long by 300 m deep portion of the three kilometre long Terronera vein, which is still open for expansion.  Recent drilling highlights include 229 gpt silver and 0.88 gpt gold over 5.88 m true width (8.2 opT silver equivalent over 19.3 ft based on a silver: gold ratio of 60:1) in hole TR01-2.

In February 2013, Endeavour released an initial mineral resource estimate for San Sebastián that included an indicated resource totaling 1,835,000 tonnes grading 193 gpt silver and 1.17 gpt gold containing 11.4 million oz silver and 69,300 oz gold, and an inferred resource totaling 3,095,000 tonnes grading 196 gpt silver and 1.39 gpt gold containing 19.5 million oz silver and 138,100 oz gold.

In 2014, exploration will focus on drilling two high priority target areas to extend the high-grade silver-gold mineralization along strike to the northwest and southeast of the current resource area in the Terronera vein.

Other Exploration Properties

Endeavour drilled two other exploration areas in 2013 at the Panuco-Laberinto properties in Durango State, Mexico and the El Inca-San Julian properties in northern Chile.  Both drill programs intersected geologically interesting but subeconomic mineralization, and the Company is currently assessing the remaining exploration potential of both these areas.

Godfrey Walton, M.Sc., P.Geo., Endeavour’s President and COO, is the Qualified Person who reviewed this news release and supervised the exploration, drilling and sampling programs.  A Quality Control sampling program of reference standards, blanks and duplicates was used to monitor the integrity of all assay results.  All drill samples were split at the respective field offices and shipped to ALS-Chemex Labs, where they were dried, crushed, split and 250 gram pulp samples are prepared for analysis.  Gold and silver were determined by fire assay with an atomic absorption (AA) finish and lead, zinc and copper were determined by AA.

Release of 2013 Financial Results

Endeavour Silver plans to release its 2013 fourth quarter and year-end financial results on Monday, March 10, 2014, after the close of markets.

A conference call to discuss the results will be held Tuesday, March 11 at 8:00am PST (11:00am EST). To participate in the conference call, please dial the following:

Toll-free in Canada and the US: 1-800-319-4610
Local Vancouver: 604-638-5340
Outside of Canada and the US: 1-604-638-5340

No pass-code is necessary to participate in the conference call.

A replay of the conference call will be available by dialing 1-800-319-6413 in Canada and the US (toll-free) or 1-604-638-9010 outside of Canada and the US. The required pass-code is 4890 followed by the # sign. The replay will also be available on the Company’s website at www.edrsilver.com.

All shareholders can receive a hard copy of the Company’s complete audited financial statements free of charge upon request. To receive this material in hard copy, please contact Meghan Brown, Director Investor Relations at 604-640-4804 or toll free 1-877-685-9775.

About Endeavour Silver – Endeavour is a mid-tier silver mining company focused on growing its profits, production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted nine consecutive years of accretive growth of its silver mining operations. The organic expansion programs now underway at Endeavour’s three silver-gold mines in Mexico combined with its strategic acquisition and exploration programs should facilitate Endeavour’s goal to become a premier senior silver producer.

Contact Information - For more information, please contact:
Meghan Brown, Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Fax: (604) 685-9744
Email: mbrown@edrsilver.com
Website: www.edrsilver.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2014 and the timing and results of exploration drill programs. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.